UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Global Survey by Analysys Mason Reveals Integration Considered One of the Top Challenges in New IoT Deployments

60% of respondents stated integration between hardware, software and connectivity is one of their top 3 challenges

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 21, 2022--A new global survey by Analysys Mason and sponsored by Sierra Wireless (NASDAQ: SWIR) (TSX: SW) a world leading IoT solutions provider, found that 72% of enterprises surveyed deployed IoT to automate their processes and reduce costs while 55% stated creating new revenue streams was a main reason for IoT adoption.

“Automation and cost reduction continue to be primary drivers for IoT adoption but have moved from being a competitive advantage to critical for businesses to remain competitive,” said Michele Mackenzie, Principal Analyst at Analysys Mason. “We also found that enterprises indicated that overall, they are happy with their IoT solution with 80% saying they are satisfied or extremely satisfied which tells us that IoT is delivering on its key purpose for those organizations.”

The key objectives of the survey were to:

  understand the purpose for deploying IoT solutions,
  identify enterprises’ key challenges with IoT deployments, evaluate the criteria that enterprises use to select an IoT connectivity provider based on those challenges, and explore enterprises’ changing IoT needs in relation to public cloud support.

When identifying challenges, the survey found that security is still top of mind for enterprise IoT connectivity with 72% ranking it as one of their top 3 challenges. Integration between hardware, software and connectivity was the second overall challenge with 60% ranking it in their top 3.

The number one criteria to assist in tackling these challenges was finding a partner with the “ability to help us navigate the different network options and future proof IoT investment” (54% ranked it as top 3). The vendor’s dedication to IoT ranked second with 52% listing in the top 3.

“When talking to our customers and partners, we are hearing the same thing – they want a vendor that focuses on IoT connectivity and can work with them to find the right solution,” said Jim Ryan, Senior Vice President, Product, Partnerships and Marketing for Sierra Wireless. “Sierra’s solutions address the security and integration challenges and offer end-to-end connectivity and integration with IoT devices that provide a solid business case for customers. And as the IoT market evolves, such as the transition to public cloud, Sierra continues to bring solutions that address the digital transformation of our customers.”

Analysys Mason will share more detailed results from the survey during a webinar on April 27, 2022 at 10:00 a.m. ET. Register for the free webinar.

Sierra Wireless’ Managed IoT Connectivity not only provides the security that enterprises require, but also brings one IoT management platform and one global SIM through one IoT connectivity partner.

Methodology
Between February and March 2022, Analysys Mason conducted a survey of 200 enterprises with more than 250 employees (45% of enterprises surveyed had between 1000 and 4999 employees). The survey was conducted in France, Germany, Italy, Spain, UK and US. The survey included enterprises in the Healthcare, Manufacturing, Transport & Logistics, Utilities, Commercial Building Infrastructure and Local Government sectors. Importantly, all enterprises either had a fully operational IoT deployment, were in the process of deploying IoT or were in the planning phase for IoT.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: April 21, 2022